Buchanan Ingersoll PC Attorneys	1835 Market Street, 14th Floor Philadelphia, PA 19103-2985 T 215 665 8700 F 215 667 8760 www.buchananingersoll.com

April 20, 2006

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance – Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Maverick Oil and Gas, Inc.
Registration Statement on Form S-1
Filed February 17, 2006
File No. 333-13913

Dear Mr. Schwall:

We have received your letter dated April 12, 2006 commenting upon the Registration Statement on Form S-1 filed by Maverick Oil and Gas, Inc. (the "Company"), as amended by Amendment No.1.

Please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1. In addition to addressing your remaining comment, Amendment No. 2 incorporates the more recent financial statements and other updated disclosures contained in the Company's recently filed Quarterly Report on Form 10-Q.

A marked version of Amendment No. 2 to the Registration Statement on Form S-1, reflecting the changes made from Amendment No.1, is attached to facilitate your review.

To facilitate review of our response to your comment letter, we have also set forth your comment and provided our response below.

Registration Statement on Form S-1

Undertakings, page II-7

1.       We note your response to comment 4 and reissue the comment. Specifically, provide the undertakings required by Item 512(a) of Regulation S-B, as amended.

Pennsylvania :: New York :: Washinton, DC :: Florida :: New Jersey :: Delaware :: California

Mr. H. Roger Schwall
Division of Corporate Finance – Mail Stop 7010 United States Securities and Exchange Commission
April 30, 2006
Page 2 of 2

The Registration Statement on Form S-1 has been revised accordingly. Reference is made to pages II-7 and II-8 of the marked version of Amendment No.2.

Please feel free to call me at (215) 665-3828 if you have any questions with respect to this matter.

Very truly yours,

Brian S. North

cc:	Ms. Carmen Moncada-Terry